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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          PENNZOIL-QUAKER STATE COMPANY
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                       OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.10 PER SHARE, HAVING AN EXERCISE PRICE OF $24.00 OR MORE
                        (TITLE OF CLASS OF SECURITIES)


                                    709323109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 LINDA F. CONDIT
                     VICE PRESIDENT AND CORPORATE SECRETARY
                                 PENNZOIL PLACE
                                  P.O. BOX 2967
                            HOUSTON, TEXAS 77252-2967
                                 (713) 546-4000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                             DARRELL W. TAYLOR, ESQ.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1313

                            CALCULATION OF FILING FEE

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         Transaction Valuation*                  Amount of Filing Fee
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               $2,109,140                               $422
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* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $389       Filing Party: Pennzoil-Quaker State Company
Form or Registration No.: Schedule TO             Date Filed: September 11, 2000



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ITEM 2.  SUBJECT COMPANY INFORMATION.

          (a) The name of the issuer is Pennzoil-Quaker State Company, a Delaware corporation (the "Company"), and the address of its principal executive office is Pennzoil Place, P.O. Box 2967, Houston, Texas 77252-2967. The information set forth under "Information Concerning PQS" in Section 8 of the Offer to Purchase is incorporated herein by reference.

          (b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to purchase outstanding options to purchase shares of its common stock, par value $.10 per share, having an exercise price of $24.00 or more (the "Options") for cash in the amount set forth on Attachment A to the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2000 (as amended, the "Offer to Purchase"), and the related Letter of Transmittal (as amended, the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," and "Acceptance for Purchase of Options and Payment of Cash" in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a) (1) Offer to Purchase, dated September 11, 2000, as amended.

             (2) Form of Letter of Transmittal, as amended.

             (3) Form of Letter to Holders.*

         (b), (d), (g) and (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.


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* Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                       PENNZOIL-QUAKER STATE COMPANY



                                       By: /s/ THOMAS P. KELLAGHER
                                           -------------------------------------
                                           Thomas P. Kellagher
                                           Group Vice President and
                                           Chief Financial Officer

Dated:   September 26, 2000

                               INDEX TO EXHIBITS

         (a) (1) Offer to Purchase, dated September 11, 2000, as amended.

         (a) (2) Form of Letter of Transmittal, as amended.

             (3) Form of Letter to Holders.*

         (b), (d), (g) and (h) Not applicable.

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* Previously filed.